SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V. 1
(Name of Subject Company)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(Name of Person(s) Filing Statement)

Series B Shares of Common Stock (“Series B Shares”) and American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

40051022

(CUSIP Number of Class of Securities)

Ruffo Pérez Pliego del Castillo
Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

+ 52 81 8625 4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225 2758

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the ADSs representing Series B Shares.

INTRODUCTION

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the tender offer by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) to purchase up to 97,527,888 of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) held by U.S. Persons (as defined below) and (2) Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”), of OMA in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (together, the “Offer Price”), in each case without interest thereon, net of (i) the stock exchange and settlement fee described herein, (ii) any applicable brokerage fees or commissions, (iii) any applicable currency conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, (iv) any applicable Distributions (as defined herein) and (v) applicable withholding taxes upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”).

The information set forth in the U.S. Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

As used herein, a “U.S. Person” means (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902 (k)(2) of Regulation S under the Securities Act.

Item 1.  Subject Company Information.

The name of the subject company is Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. is referred to herein as “OMA.” OMA’s principal executive offices are located at Plaza Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col., San Pedro de los Pinos, Benito Juárez, Ciudad de Mexico, Mexico 03800. The main telephone number of OMA is +52 81 8625 4300.

The securities to which this Statement relates are OMA’s Series B Shares held by U.S. Persons and OMA’s ADSs (whether or not held by U.S. Persons). The principal market on which the Series B Shares are traded is the Bolsa Mexicana de Valores (the “BMV”), where they are listed under the ticker symbol “OMA.” ADSs representing the Series B Shares are traded on the Nasdaq Stock Market (the “NASDAQ”) under the ticker symbol “OMAB.” Each ADS represents eight Series B Shares of OMA. As of December 31, 2020, there were 340,345,556 Series B Shares outstanding. The information set forth in the U.S. Offer to Purchase under the caption “The Tender Offer—Section 7. Certain information about the Series B Shares and ADSs” and “The Tender Offer—Section 8. Certain information about OMA” is incorporated herein by reference.

Item 2.  Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of OMA, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

The Offer

This Statement relates to the U.S. Offer, which is described in the Introduction above. The U.S. Offer is a voluntary offer by the Offerors as described herein and in the U.S. Offer to Purchase. The information set forth in the U.S. Offer to Purchase is incorporated by reference.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest (i) between OMA and its affiliates, on the one hand, and the Offerors and their affiliates, executive officers and directors, on the other hand, nor (ii) between OMA’s executive officers and directors, on the one hand, and OMA, its affiliates and the Offerors, on the other hand.

Purchase of SETA

On June 10, 2020, each of Bagual, Grenadier, Pequod, Harpoon and Expanse entered into a Stock Purchase Agreement with ICA Tenedora, S.A. de C.V. (“ICATEN”) and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA. The Transactions closed on June 12, 2020.

Mr. Martínez is the sole shareholder of FH, which owns 100% of the capital stock of each of Bagual, Grenadier, Pequod, Harpoon and Expanse. As a result of the Transactions, Bagual, Grenadier, Pequod, Harpoon and Expanse, together, directly own 100% of SETA’s capital stock. SETA in turn owns 49,766,000 of OMA’s Series BB Shares, or 100% of the total number of Series BB Shares outstanding, which represent approximately 12.8% of OMA’s outstanding capital stock, and 7,516,377 Series B Shares, which represent approximately 1.9% of OMA’s outstanding capital stock. As a result, the Offerors (other than Aerodrome) may collectively be deemed to beneficially own, directly and indirectly, approximately 14.7% of the outstanding capital stock of OMA, including Series B Shares and Series BB Shares. Pursuant to OMA’s bylaws, SETA (as holder of the Series BB shares) has the right to elect three members of the board of directors of OMA (the “Board of Directors”) and to veto certain actions requiring approval of OMA’s shareholders (including the payment of dividends, the amendment of OMA’s bylaws, investment projects and the amendment of SETA’s right to appoint certain members of OMA’s senior management). Additionally, most matters voted on by the Board of Directors require the affirmative vote of the directors appointed by SETA (as holder of the Series BB Shares).

Executive Officers and Directors of OMA

The executive officers of OMA are Ricardo Dueñas Espriu (CEO), Ruffo Pérez Pliego del Castillo (CFO), Adriana Díaz Galindo (General Counsel), Enrique Navarro Manjarrez (Airports Operations Director), E. Héctor H. Cortés (Commercial Director) and Enrique Chacón Tinajero (Infrastructure and Maintenance Director). The directors of OMA are Diego Quintana Kawage, Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, Christian Whamond, Bernardo Casas Godoy, Próspero Antonio Ortega Castro, Ricardo Maldonado Yáñez, Alejandro Ortega Aguayo, Federico Patiño Márquez, Martin Werner Wainfeld and Luis Solórzano Aizpuru. The Secretary (non-member) of the Board of Directors is Adriana Diaz Galindo. Mr. Martínez is a beneficial owner of the Offerors and he has informed us that he serves as special director for FH. In addition, below is a description of existing relationships of directors with FH affiliates.

Diego Quintana Kawage is a director designated by SETA, as OMA’s Series BB Shareholder.

Guadalupe Phillips Margain is a director designated by SETA, as OMA’s Series BB Shareholder, and is a director and Chief Executive Officer of ICATEN.

Bernardo Casas Godoy is a director and internal legal counsel of ICATEN and is a director of SETA.

Próspero Antonio Ortega Castro is the Chief Financial Officer of ICATEN.

Rodrigo Antonio Quintana Kawage is a director designated by SETA, as OMA’s Series BB Shareholder, and is a director of ICATEN.

Christian Whamond is a director of each of ICATEN and SETA and is employed by FH.

Martin Werner Wainfeld is a director of ICATEN.

Alejandro Ortega Aguayo is a director of SETA.

Ricardo Maldonado Yáñez is a director of ICATEN and a member of a law firm that has a professional relationship with FH and ICATEN.

OMA pays compensation to the members of its Board of Directors and executive officers.  See OMA’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, under “Item 6—Directors, senior management and employees—Compensation of Directors and Executive Officers,” which section is incorporated herein by reference.

The business address and phone number of the directors and executive officers of OMA is the same as that of OMA noted above.

Executive Officers and Directors of the Offerors

The information set forth in the U.S. Offer to Purchase under “Schedule 1—Information about the Directors and Executive Officers of the Offerors” is incorporated by reference.

Material Transactions with Affiliates

SETA provides management and consulting services to OMA under a technical assistance agreement (the “Technical Assistance Agreement”), entered into in connection with SETA’s purchase of the Series BB Shares. Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to OMA in exchange for a fee which in 2020 amounted to Ps.81,164 thousand (U.S.$3,778 thousand). The agreement provides OMA an exclusive license in Mexico to use all technical assistance and expertise transferred to OMA by SETA or its shareholders during the term of the agreement.

The Technical Assistance Agreement had an initial term of 15 years beginning June 14, 2000. On May 13, 2015, the Technical Assistance Agreement was extended through December 31, 2020. On December 14, 2020 the Technical Assistance Agreement was extended again through December 31, 2021. The Technical Assistance Agreement will be automatically extended for successive one year periods, unless any party thereto elects otherwise, so long as SETA holds directly or indirectly Series BB Shares that represent at least 7.65% of OMA’s capital stock. A decision by OMA not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of the Series B Shares that are not owned by SETA or any of its affiliates.

In addition to the Technical Assistance Agreement, OMA has engaged in a number of other related party transactions, a summary of which can be found in OMA’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, under “Item 7—Major Shareholders and Related-Party Transactions,” which is incorporated herein by reference. The information set forth in the Offer to Purchase under the caption “Special Factors—Interests of Certain Persons in the U.S. Offer; Security Ownership; Transactions and Arrangements Concerning the Series B Shares and ADSs” and “Schedule 2: Recent Acquisitions of OMA’s Securities by the Offerors” is incorporated herein by reference, but OMA assumes no responsibility with respect to such information.

ICATEN Construction Services

In the ordinary course of business, OMA periodically engages ICATEN and its affiliates to provide construction and related services. For the years ended 2020, 2019 and 2018, OMA paid ICATEN and its affiliates Ps. 564,563 thousand, Ps. 556,464 thousand and Ps. 389,688 thousand, respectively, in exchange for the provision of services related to the construction and expansion of terminal buildings and platforms at OMA’s airports, as well as major maintenance works. A summary of such arrangement with ICATEN can be found in OMA’s Annual Report on Form 20-F for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 under “Item 7—Major Shareholders and Related-Party Transactions” and Note 24 to the audited financial statements for the year ended December 31, 2020, each of which is incorporated herein by reference.

Item 4.  The Solicitation/Recommendation.

Recommendation of the Board of Directors

Pursuant to Mexican law, the Board of Directors is required to express and disclose an opinion on (i) whether the Offer Price of Ps. 137.00 per Series B share is fair from a financial perspective to OMA’s Series B shareholders; (ii) any conflicts of interest that any of the board members may have in connection with the Mexican Offer; and (iii) if any board member will tender any of his or her Series B Shares as part of the Mexican Offer. Such opinion must be disclosed no later than 10 (ten) business days following May 24, 2021, the date of the announcement of the Offers. In addition, under U.S. law, within 10 (ten) business days after the commencement of the U.S. Offer, OMA is required to file with, or through, the SEC and distribute to its shareholders a statement indicating whether it recommends in favor of the U.S. Offer, recommends against the U.S. offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses it is unable to take a position regarding the U.S. Offer.

At a meeting held on June 4, 2021, representatives of FTI Capital Advisors, LLC (“FTICA”) delivered to the Corporate Practices, Finance, Planning and Sustainability Committee of the Board of Directors (the “Corporate Practices Committee”), FTICA’s oral opinion, which was confirmed by delivery of a written opinion dated June 4, 2021 (the “FTICA Opinion”), to the effect that, as of the date of such opinion, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by FTICA as set forth in such written opinion, the Offer Price is fair from a financial point of view to holders of OMA’s Securities. The Corporate Practices Committee, by unanimous vote, determined that the Offer Price is fair to holders of the Securities and recommended that the Board of Directors opine that the Offer Price is fair to holders of OMA’s Securities.

At a meeting held on June 7, 2021, upon receipt of the favorable opinion by the Corporate Practices Committee and the FTICA Opinion, the Board of Directors met to consider the previously-announced Offers and determined that the Offer Price set forth by the Offerors is fair from a financial perspective to OMA’s shareholders. Under Mexican law, the Board of Directors is not required to make any recommendations to shareholders with respect to the Offers and as a result, the Board of Directors expressed no position and remained neutral and not made any such recommendations. The Board of Directors concluded that the decision to tender OMA’s Series B Shares and/or ADSs is ultimately at the discretion of each shareholder.

In the meeting held on June 7, 2021, the Board of Directors took notice of the conflict of interest expressed by Mr. Christian Whamond, given that he is an employee of one of the Offerors. As such, Mr. Whamond abstained from being present at the discussion and resolutions regarding the Board of Directors’ opinion with respect to the fairness of the Offer Price. The remaining members of the Board of Directors did not express any conflicts of interest. In evaluating the Offers, members of the Board of Directors relied upon their knowledge of the business, financial condition and prospects of OMA and consulted with OMA’s management and advisors. In making its determination as to the fairness of the U.S. Offer, the Board of Directors considered a number of factors, including, without limitation, those described below. The Board of Directors did not find it practicable to, and did not make any specific assessment of, quantify or otherwise attempt to assign relative weights to, the specific factors considered by it. Rather, the Board of Directors viewed its decision and recommendation as based on the totality of the information presented to it and considered by it.

In reaching its conclusion that the consideration that unaffiliated holders of Series B Shares and ADSs will receive in the Offers is fair, the Board of Directors considered and relied upon a number of factors, including without limitation, the following:

Recommendation of the Corporate Practices Committee:

●	After having analyzed the Offers and documents related thereto, the Corporate Practices Committee, determined that the Offer Price was fair to holders of OMA Series B shares and recommended that the Board of Directors opine that the Offer Price was fair to holders of OMA’s Securities. In reaching its determination and making its recommendation, the Corporate Practices Committee considered the following factors, each of which, the Corporate Practices Committee believes supports its decision:

○	that the consideration that OMA’s holders of Series B Shares and ADSs will receive in the Offers is payable in cash, which allows OMA’s shareholders to immediately realize a fair value, in cash, for their investment and provides certainty of value and immediate liquidity;

○	the fact that the Offer Price represents a premium of 10.41% and 10.55% over the last trading prices of OMA’s Series B Shares and ADSs, respectively, on May 21, 2021. The trading price of the Series B Shares on the BMV on May 21, 2021, the last trading day prior to the date on which the U.S. Offer commenced (the “Commencement Date”), was Ps.124.08, or U.S.$6.22, using the exchange rate of Ps.19.9400 per U.S.$1.00 reported by the U.S. Federal Reserve Board on the last trading day prior to the Commencement Date, while the trading price of the ADSs on the NASDAQ on the last trading day prior to the Commencement Date was U.S.$49.72;

○	receipt by the Corporate Practices Committee of the FTICA Opinion;

○	the Corporate Practices Committee’s acknowledged that the Offer Price per Series B share was 5.5% higher than the closing price per Series B Share as of June 3, 2021;

○	the Corporate Practices Committee’s belief that it was adequately informed about existing relationships among directors and certain FH affiliates; and

○	the fact that no third party is restricted from making a higher offer.

●	The Corporate Practices Committee also considered the following risks and potentially negative factors relating to the Offers:

○	the risk that the proposed transaction might not be consummated in a timely manner or at all, including the risk that the proposed transaction will not occur if the financing contemplated by the Offerors is not obtained;

○	that the receipt of cash in exchange for Securities pursuant to the Offers may be a taxable transaction for income tax purposes;

○	that the Offerors’ obligation to consummate the proposed transaction is subject to certain conditions outside OMA’s control, including the receipt of third-party consents; and

○	the impact of the Offers on the liquidity of Series B Shares and ADSs.

Premium Over Market Prices:

●	The Board of Directors considered the historical market prices of the Series B Shares and ADSs compared to the Offer Price. The information set forth in the U.S. Offer to Purchase under the caption “The Tender Offer—Section 7. Certain Information about the Series B Shares and ADSs” is incorporated by reference herein.

○	The Offer Price using the exchange rate of Ps.19.9400 per U.S.$1.00 reported by the U.S. Federal Reserve Board on the last trading day prior to the Commencement Date, represents a premium of 10.55% relative to the closing price of the ADSs, on the NASDAQ, on the last trading day prior to the Commencement Date, of U.S.$49.72.

○	The Offer Price using the exchange rate of Ps.19.9400 per U.S.$1.00 reported by the U.S. Federal Reserve Board on the last trading day prior to the Commencement Date, compares reasonably to other historical market prices for the ADSs. It represents a premium of 6.36% over the average closing prices traded on the NASDAQ during the 30 trading days prior to the Commencement Date, which was U.S.$51.68 per ADS; a premium of 6.41% over the average closing prices for the 60 trading days prior to the Commencement Date, which was U.S.$51.66 per ADS; and a premium of 8.58% over the average closing prices for the 90 trading days prior to the Commencement Date, which was U.S.$50.62 per ADS.

○	The Offer Price compares reasonably to other historical market prices for the Series B Shares. It represents a premium of 6.13% over the average closing prices on the BMV during the 30 trading days prior to the Commencement Date of Ps.129.09, a premium of 4.81% over the average closing prices of the Series B Shares for the 60 trading days prior to the Commencement Date of Ps.130.72, and a premium of 7.01% over the average closing prices of the Series B Shares for the 90 trading days prior to the Commencement Date of Ps.128.02.

FTICA Opinion:

●	Regulations of the National Banking and Securities Commission in Mexico (Comisión Nacional Bancaria y de Valores, “CNBV”) require that in a tender offer of this type, the subject company must provide holders of the Securities its opinion on the fairness of the Offer Price. In order to provide such opinion and make such recommendation, OMA, at the request of the Board of Directors and the Corporate Practices Committee, retained FTICA to provide an opinion to the Board of Directors and the Corporate Practices Committee as to whether the Offer Price is fair from a financial point of view to the holders of the Securities. The FTICA Opinion was rendered orally at the Corporate Practices Committee meeting held on June 4, 2021 and was subsequently confirmed by delivery of a written opinion dated June 4, 2021.

●	The full text of the FTICA Opinion is available in OMA’s report on Form 6-K furnished to the SEC on June 7, 2021 and is incorporated by reference hereto as Exhibit (c)(i). The information set forth in the U.S. Offer to Purchase under the caption “Special Factors—Fairness Opinion of FTICA” is incorporated by reference herein. The FTICA Opinion sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by FTICA in rendering the FTICA Opinion. The description of FTICA’s Opinion set forth below is qualified in its entirety by reference to the full text of FTICA’s opinion. OMA encourages you to read the FTICA Opinion in its entirety.

The Board of Directors recognized that there are some detriments to holders of Series B Shares and ADSs who tender in the U.S. Offer, including the following:

●	No Shareholder Participation in Future Growth or Earnings: The nature of the U.S. Offer as a cash transaction means that any holders of Series B Shares or ADSs who tender into the Offers will not participate in future earnings or growth of OMA and will not benefit from any appreciation in its value, unless they otherwise acquire Series B Shares or ADSs.

The Board of Directors did not consider the third-party sale value or liquidation value of OMA because the Offerors have stated their intention for OMA to continue operating as a going concern.

The Board of Directors is not aware of any firm offers made by any unaffiliated party for OMA, a controlling interest in OMA or a substantial part of OMA’s assets during the past two years (other than the Offers).

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Solicitations and Recommendations

Neither OMA nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of Series B Shares or ADSs on OMA’s behalf with respect to the U.S. Offer.

Summary of FTICA Opinion

The FTICA Opinion was rendered to the Board of Directors and the Corporate Practices Committee for the information of the Board of Directors and the Corporate Practices Committee (each in its capacity as such) and addressed only the fairness as of the date of such opinion, from a financial point of view, of the Offer Price to the holders of the Securities. FTICA did not express any view on, and the FTICA Opinion did not address, any other term or aspect of the Offers. The FTICA Opinion did not in any manner address the prices at which the Securities would trade at any time, and FTICA expressed no opinion or recommendation as to whether the holders of Securities should tender their securities into, or take any other actions in connection with, the Offers.

FTICA relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information and data furnished to or disclosed to it by OMA’s management (“Management”) (including any materials prepared by third parties and provided to FTICA by or on behalf of Management), or that were reviewed by it, and FTICA did not assume any responsibility or liability for independently verifying such information. FTICA further relied upon the assurances of Management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. FTICA assumed, with the consent of OMA, that forecasts covering OMA’s financial performance for the period April 1, 2021 through October 31, 2048 prepared on or about May 25, 2021 by Management (the “Forecast”) had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management. FTICA assumed no responsibility for, and expressed no view as to, the Forecast, or the estimates or the assumptions on which it is based. In arriving at its opinion, FTICA did not conduct a legal, accounting or physical inspection of OMA and did not make or obtain any valuations or appraisals of the assets or liabilities of OMA. The FTICA Opinion is based upon financial, market, economic and other conditions as they existed on, and can be evaluated as of, the date of its opinion. FTICA assumed no responsibility for updating or revising the FTICA Opinion based on events or circumstances that may occur after the date of the FTICA Opinion. Furthermore, FTICA did not evaluate, and did not opine on, the solvency of OMA under any laws relating to bankruptcy, insolvency or similar matters.

FTICA assumed that the accuracy of the disclosures contained in the offer documents and the other definitive documents, that any covenants contained in the definitive documents are reasonably likely to be performed, and that the Offers will be consummated promptly, and without waiver, modification or amendment of any material terms or conditions set forth in the offer documents and other definitive documents reviewed by it. FTICA also assumed that all material governmental, regulatory and third-party approvals, consents and authorizations and releases necessary for the consummation of the Offers will be obtained prior to completion of the Offers and within the time frames reasonably contemplated by the parties to the Offers. FTICA did not express any opinion as to legal, regulatory, tax or accounting matters, and assumed that OMA has obtained such advice as it deemed necessary from qualified professionals.

●	Summary of Financial Analysis

The summary below of the financial analyses of FTICA is not a complete description of the opinion of FTICA or the underlying analyses, or of the factors considered in connection with, the opinion of FTICA. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. FTICA arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, FTICA believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and such firm’s opinion.

In its analysis, FTICA considered country-specific conditions, industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of OMA. An evaluation of these analyses is not entirely mathematical; rather, the analyses involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of FTICA and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of FTICA are inherently subject to substantial uncertainty.

The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, FTICA. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, FTICA was directed to rely upon the Forecast.

Discounted Forecast Analysis. FTICA performed a discounted forecast analysis of OMA based on estimates of the free cash flow to firm (“FCFF”) derived from the Forecast, to calculate a range of implied equity values per Security as of May 24, 2021. In performing the discounted forecast analysis, FTICA applied a range of discount rates of 10.0% to 11.0% derived from a weighted average cost of capital calculation for OMA that FTICA performed utilizing the capital asset pricing model with inputs that FTICA determined were relevant based on publicly available data and FTICA’s professional judgment, including target capital structure, unlevered asset betas for certain companies deemed by FTICA to be comparable to OMA, equity market risk premiums based on a mature market as represented by the U.S., country specific risk premium for Mexico, yields for 20-year U.S. treasury notes, and comparative inflation rate adjustments to account for the difference in inflation between the U.S. and Mexico to (1) FCFF expected to be generated by OMA through October 31, 2048 and (2) value attributable to the remaining liquidation of net assets projected to be on OMA’s balance sheet as of October 31, 2048 given the end of OMA’s Concession Agreement term. This analysis resulted in a range of implied estimated values of approximately Ps. 121.96 to Ps. 139.32 per Series B Share, and Ps. 975.70 to Ps. 1,114.55 for per ADS, taking into account an assumed debt position provided by OMA of approximately Ps. 5.2 billion as of May 31, 2021, and based on the fully diluted shares outstanding of OMA as of May 24, 2021, as provided by OMA.

Dividend Discount Analysis. FTICA performed a dividend discount analysis of OMA based on estimates of dividend payments to shareholders reflected in the Forecast to calculate a range of implied equity values per Security as of May 24, 2021. In performing the dividend discount analysis, OMA applied a range of discount rates of 10.5% to 11.5%, representing the cost of equity derived from the weighted average cost of capital calculation for OMA as previously described, to (1) dividend payments expected to be made by OMA to shareholders through October 31, 2048 and (2) value attributable to the remaining liquidation of net assets on OMA’s balance sheet as of October 31, 2048 given the end of OMA’s Concession Agreement. This analysis resulted in a range of implied estimated values of approximately Ps. 119.02 to Ps. 134.42 per Series B Share, and Ps. 952.16 to Ps. 1,075.34 per ADS.

Market Approach. FTICA performed market approach analyses utilizing observed enterprise value-to-EBITDA and price-to-earnings market multiples associated with certain companies deemed by FTICA to be comparable to OMA in order to calculate a range of implied equity values per Security as of May 24, 2021. In performing such analyses, FTICA considered the unique nature of the trading markets for publicly traded Mexican companies, notably airport operations and the finite nature of the concession agreements in which they operate, which make it challenging to compare observed valuation multiples to similar companies outside of Mexico. Given such characteristics, two companies were deemed by FTICA to be comparable to OMA – Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (“GAP”) and Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”). In addition, FTICA considered differences between OMA and GAP/ASUR resulting in GAP/ASUR trading historically at a premium to OMA as a result of certain factors, including GAP/ASUR (1) being larger, (2) possessing a more attractive mix of passengers given the locations of the airports they each manage, and (3) possessing higher international diversification through ownership of operations outside of Mexico. Further, FTICA considered the ongoing disruption caused by the COVID-19 pandemic since early 2020. In consideration of the above factors, FTICA applied EBITDA and earnings estimates for OMA based on Management Forecasts for calendar years 2022 and 2023 to market analyst-projected multiples for each measure for GAP and ASUR inclusive of a 20% discount. This analysis resulted in a range of implied estimated values of Ps. 114.86 to Ps. 129.92 per Series B Share and Ps. 120.30 to Ps. 138.06 per Series B Share for the enterprise value-to-EBITDA and price-to-earnings analyses, respectively, and implied estimates values of Ps. 918.89 to Ps. 1,039.35 per ADS and Ps. 962.43 to Ps. 1,104.45 per ADS for the enterprise value-to-EBITDA and price-to-earnings analyses.

●	Summary of Additional Factors Observed by FTICA

FTICA observed certain additional factors that were not considered part of FTICA’s primary financial analysis with respect to its opinion, but were noted for reference purposes, including the following:

○	one-year forward stock price targets for the Securities as reflected in six publicly available Wall Street research analysts’ reports published within the 90 days prior to May 24, 2021, which indicated a target stock price range (discounted to present value utilizing a midpoint cost of equity of 11.0%) of approximately Ps. 119.85 to Ps. 146.39 per Series B Share and approximately Ps. 948.80 to Ps. 1,171.12 per ADS; and

○	20 trading day average price prior to May 24, 2021 of approximately Ps. 127.56 per Series B Share.

Expenses

OMA has agreed to pay FTICA a fee of U.S.$315,000.00 for the delivery of the FTICA Opinion, which payment is not contingent upon the completion of the Offers.

OMA has also agreed to reimburse FTICA for its reasonable, actual and documented expenses, including reasonable fees of counsel and other professional advisors, incurred in connection with its engagement.

Item 6.  Interest in Securities of the Subject Company.

Other than the Offers, no transaction in the Series B Shares or ADSs has been effected during the 60 days prior to the date of this Statement by OMA, OMA’s subsidiaries or, to OMA’s best knowledge, any of OMA’s executive officers, directors or affiliates. Based solely on the information provided by the Offerors in the U.S. Offer to Purchase, neither the Offerors nor any person who may be deemed to control the Offerors has engaged in transactions in the Series B Shares or ADSs (other than the Offers) since the same date.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as described elsewhere in this Statement, OMA is not undertaking or engaged in any negotiations in response to the U.S. Offer which relate to (i) a tender offer or other acquisition of OMA’s securities by OMA, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving OMA or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of OMA or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of OMA.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the U.S. Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information.

The information included in the exhibits referred to in Item 9 is incorporated by reference herein.

The information set forth in the U.S. Offer to Purchase under the captions “Special Factors—Certain Effects of the U.S. Offer” and “The Tender Offer—Section 6. Certain U.S. Federal Income and Mexican Tax Consequences” is incorporated herein by reference.

Financial Information

The information set forth in the U.S. Offer to Purchase under the caption “The Tender Offer—Section 8. Certain Information about OMA—Financial Information” is incorporated herein by reference.

Item 9.  Exhibits

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated May 24, 2021.

(a)(1)(ii)	Form of ADS Letter of Transmittal for Series B Shares.

(a)(1)(iii)	Acceptance Letter for Tenders of Series B Shares held by U.S. Persons.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).

(a)(1)(vii)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(viii)	Summary Publication published on May 24, 2021, in the Wall Street Journal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)	SETA Financial Statements for the Years Ended December 31, 2020 and 2019.

(c)(1)	Opinion issued by FTICA, an independent firm, dated June 4, 2021.

(b)	None.

Exhibit No.	Description

(d)	None.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ Ruffo Pérez Pliego del Castillo
Name: Ruffo Pérez Pliego del Castillo
Title: Chief Financial Officer